

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2013

Mr. Scott Weissman
Chief Executive Officer
Legal Life Plans, Inc.
2900 North Military Trail
Suite 107
Boca Raton, FL 33431

> **Re: Legal Life Plans, Inc.**
> **Form 8-K**
> **Filed January 22, 2013**
> **File No. 000-52473**

Dear Mr. Weissman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

Item 4.01 – Change in Registrant's Certifying Accountant

1.   We note your disclosure regarding the audit report of your former auditor is limited to your financial statements for the year ended May 31, 2012. We also note the auditor reports included in your Form 10-Ks for the fiscal years ended May 31, 2012 and May 31, 2011 have been modified for uncertainty regarding your ability to continue as a going concern. Please revise your disclosure to i) address the auditor's reports on the financial statements for the past <u>two</u> years, and ii) disclose the report modifications. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2.   We note your disclosure regarding disagreements with your former auditor is limited to your most recent fiscal year and subsequent interim period through the date of their dismissal. Please revise your disclosure to address the last <u>two</u> fiscal years and subsequent interim period. Refer to Item 304(a)(1)(iv) of Regulation S-K.

<u>Exhibit 16.1</u>

3.   Please file an updated letter from your prior auditor (i.e. Exhibit 16) with your amended filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3319 if you have questions regarding our comments or any other matters.

                                Sincerely,

                                /s/ James Giugliano

                                James Giugliano
                                Staff Accountant